CM 12/8

04019632

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BB 12/8

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66133

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/03 (MM/DD/YY) AND ENDING 09/30/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PLATINUM FINANCIAL SERVICES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1375 BROADWAY, 18TH FLOOR
(No. and Street)

NEW YORK	NY	10018
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

UPENDRA M. SARAIYA (212) 840-3456
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KAUFMANN, GALLUCCI & GRUMER LLP
(Name – *if individual, state last, first, middle name*)

ONE BATTERY PARK PLAZA	NEW YORK	NY	10004
(Address)	(City)	(State)	(Zip Code)

PROCESSED
DEC 10 2004
THOMSON FINANCIAL

RECD S.E.C.
NOV 24 2004

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, UPENDRA M. SARAIYA, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PLATINUM FINANCIAL SERVICES, LLC, as of SEPTEMBER 30, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

BLANCHE PATO
Notary Public, State of New York
No. 31-4965519
Qualified in New York County
Commission Expires April 23, 2006

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Operations.
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal control.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PLATINUM FINANCIAL SERVICES LLC

REPORT ON STATEMENT OF FINANCIAL CONDITION

AS OF SEPTEMBER 30, 2004

PLATINUM FINANCIAL SERVICES LLC

INDEX

	Page
Independent Auditor's Report	2
Statement of financial condition	3
Notes to financial statement	4-5

KAUFMANN,
GALLUCCI &
GRUMER LLP
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS REPORT

To the Member of Platinum Financial Services LLC:

We have audited the accompanying statement of financial condition of Platinum Financial Services LLC (the "Company") as of September 30, 2004, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Platinum Financial Services LLC as of September 30, 2004 in conformity with accounting principles generally accepted in the United States of America.

November 17, 2004 Kaufmann, Gallucci & Grumer LLP

One Battery Park Plaza • New York, NY 10004 • Tel: (212) 269-0572 • FAX: (212) 968-1279

PLATINUM FINANCIAL SERVICES LLC
STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2004

ASSETS

Cash and cash equivalents	$	49,126
Prepaid expenses and other assets		419
TOTAL ASSETS	$	49,545

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:		
Accrued expenses	$	6,750
TOTAL LIABILITIES		6,750
MEMBER'S EQUITY:		42,795
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	49,545

The accompanying notes are an integral part of this financial statement.

PLATINUM FINANCIAL SERVICES LLC
NOTES TO FINANCIAL STATEMENT
SEPTEMBER 30, 2004

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

Platinum Financial Services LLC (the "Company") was organized in New York on April 23, 2003, as a limited liability company. The company is a wholly owned subsidiary of ABA Platinum Group, LLC (the "Parent") and is a component of a larger business enterprise. Its officers, personnel and other support are provided by that entity.

The Company is a registered broker with the Securities and Exchange Commission (SEC) and became a member of the National Association of Securities Dealers, Inc. (NASD) on February 17, 2004. The Company offers services including private investment banking services, merger and acquisition services, financial forecasts and projections, strategic planning, market research and financing alternatives. The Company will also make referrals to other NASD member firms for the sale of certain securities.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

The Company shall recognize revenue from its services at the time the transaction is closed and when income is reasonably determineable. No revenues were earned through September 30, 2004 for these services since the Company is still in the development stage.

The preparation of financial statements in conformity with generally accepted accounting principles may require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3 - INCOME TAXES

For tax purposes, the Company is treated as a disregarded entity because it is a wholly owned limited liability company. Thus the assets, liabilities, and items of deduction and credit are treated as those of the Parent.

NOTE 4 - RELATED PARTY TRANSACTIONS

The Company entered into an agreement with the Parent on January 1, 2004 whereby the Parent would pay on behalf of the Company primarily all of the overhead and adminisative expenses. The Parent charges the Company for its share of expenses.

NOTE 5 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1 during its first year of operation as a registered broker-dealer. Thereafter, the ratio shall not exceed 15 to 1.

At September 30, 2004 the Company had net capital of $42,376, which was $37,376 in excess of its required minimum net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.16 to 1.

PLATINUM FINANCIAL SERVICES LLC

REPORT ON STATEMENT OF FINANCIAL CONDITION

AS OF SEPTEMBER 30, 2004

PLATINUM FINANCIAL SERVICES LLC

INDEX

	Page
Independent Auditor's Report	2
Statement of financial condition	3
Notes to financial statement	4-5

KAUFMANN,
GALLUCCI &
GRUMER LLP
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS REPORT

To the Member of Platinum Financial Services LLC:

We have audited the accompanying statement of financial condition of Platinum Financial Services LLC (the "Company") as of September 30, 2004, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Platinum Financial Services LLC as of September 30, 2004 in conformity with accounting principles generally accepted in the United States of America.

November 17, 2004 Kaufmann, Gallucci & Grumer LLP

One Battery Park Plaza• New York, NY 10004• Tel: (212) 269-0572• FAX: (212) 968-1279

PLATINUM FINANCIAL SERVICES LLC
STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2004

ASSETS

Cash and cash equivalents	$	49,126
Prepaid expenses and other assets		419
TOTAL ASSETS	$	49,545

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:		
Accrued expenses	$	6,750
TOTAL LIABILITIES		6,750
MEMBER'S EQUITY:		42,795
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	49,545

The accompanying notes are an integral part of this financial statement.

PLATINUM FINANCIAL SERVICES LLC
NOTES TO FINANCIAL STATEMENT
SEPTEMBER 30, 2004

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

Platinum Financial Services LLC (the "Company") was organized in New York on April 23, 2003, as a limited liability company. The company is a wholly owned subsidiary of ABA Platinum Group, LLC (the "Parent") and is a component of a larger business enterprise. Its officers, personnel and other support are provided by that entity.

The Company is a registered broker with the Securities and Exchange Commission (SEC) and became a member of the National Association of Securities Dealers, Inc. (NASD) on February 17, 2004. The Company offers services including private investment banking services, merger and acquisition services, financial forecasts and projections, strategic planning, market research and financing alternatives. The Company will also make referrals to other NASD member firms for the sale of certain securities.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

The Company shall recognize revenue from its services at the time the transaction is closed and when income is reasonably determineable. No revenues were earned through September 30, 2004 for these services since the Company is still in the development stage.

The preparation of financial statements in conformity with generally accepted accounting principles may require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3 - INCOME TAXES

For tax purposes, the Company is treated as a disregarded entity because it is a wholly owned limited liability company. Thus the assets, liabilities, and items of deduction and credit are treated as those of the Parent.

NOTE 4 - RELATED PARTY TRANSACTIONS

The Company entered into an agreement with the Parent on January 1, 2004 whereby the Parent would pay on behalf of the Company primarily all of the overhead and adminisative expenses. The Parent charges the Company for its share of expenses.

NOTE 5 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1 during its first year of operation as a registered broker-dealer. Thereafter, the ratio shall not exceed 15 to 1.

At September 30, 2004 the Company had net capital of $42,376, which was $37,376 in excess of its required minimum net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.16 to 1.